Ex-99.B.4.64

                               Form of Endorsement

                    Aetna Life Insurance and Annuity Company
                                Loan Endorsement

The Contract, and the Certificate if applicable, are endorsed as follows.

Subject to the provisions below, loans are available under the Contract.

During the Accumulation Phase, loans are available (1) as permitted under applicable law, and (2) subject to the terms and conditions of the loan agreement.

The Loan Account

The loan account is an accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from the Investment Options in which the Individual Account is invested and is credited to the loan account. The loan account is then credited with interest at a rate which is not less than the loan interest rate, less [2.5%], on an annual basis.

Amount Available For Loan

The amount available for loan is limited to the Individual Account value attributable to employee contributions, subject to any Plan vesting limits as determined by the Contract Holder (vested Individual Account value), plus any additional amounts allowed by the Plan as determined by the Contract Holder. Amounts available from some Investment Options may be subject to limitations specified in the loan agreement. To obtain the loan amount requested, these limitations may require a transfer of funds among the Investment Options. A Market Value Adjustment may apply to amounts transferred from the GAA Account. The amount, if any, from the Fixed Plus Account may be subject to a default charge if the Participant defaults on the loan.

For plans subject to ERISA, the minimum loan amount is $1,000.

For plans not subject to ERISA, the minimum loan amount is defined in the loan agreement. The maximum loan amount is the lesser of:

     (1) Fifty percent of the vested Individual Account value, including the amount, if any, in the loan account, reduced by the amount of any outstanding loan balance on the loan effective date (the loan effective date is the date on which We receive a loan agreement in good order at Our Home Office.); or

     (2) Fifty thousand dollars reduced by the highest outstanding loan account balance for the preceding 12 months.

The total amount of all outstanding loans cannot exceed $50,000.

Loan Interest Rate

We set a loan interest rate on the first business day of each month. The initial rate for each loan is the rate for the calendar month in which the loan effective date occurs. The initial interest rate is effective for not less than three months and not more than one year. The period is specified in the loan agreement. For each subsequent period, the interest rate is adjusted if the new rate is at least 0.5% higher or lower than the current rate. We provide reasonable notification in writing of any change to the loan interest rate.

The loan interest rate is:

     For plans subject to ERISA: equal to the Monthly Average Corporates (which is Moody's Corporate Bond Yield Average-Monthly Average Corporates published by Moody's Investor Service, or its successor, or a substantially similar average that may be allowed by law or regulation) for the calendar month beginning two months before the loan interest rate is effective.

     For plans not subject to ERISA: not greater than 8% on an annual basis.

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Loan repayment

A loan may be repaid as described in the loan agreement, or paid in full at any time.

Partial Withdrawal(s) While A Loan Is Outstanding

While a loan is outstanding, the amount available for partial withdrawal is equal to the vested Individual Account value, including the loan account, minus 125% of the outstanding loan balance.

Full Withdrawal While A Loan Is Outstanding

When a full withdrawal is requested while a loan is outstanding, one of the following occurs:

     (1) If the amount of the vested Individual Account value available for distribution is sufficient to repay (a) the outstanding loan balance, plus (b) any applicable Fixed Plus Account default charge, and (c) any applicable Withdrawal Charge due on the outstanding loan balance, that amount (the total of a, b, and c,), minus the loan account balance, is deducted from the vested Individual Account value and the loan is canceled.

     (2) If the amount of the vested Individual Account value available for distribution is not sufficient to repay (a) the outstanding loan balance, plus (b) any applicable Fixed Plus Account default charge, and
         (c) any applicable Withdrawal Charge due, the withdrawal amount cannot exceed the vested Individual Account value, including the loan account, reduced by 125% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

Electing An Annuity Option While A Loan Is Outstanding

Before all or any portion of the vested Individual Account value is used to purchase Annuity payments, the Participant may repay any outstanding loan balance, or the vested Individual Account value is adjusted as described in the section above titled "Full Withdrawal While a Loan Is Outstanding."

Death Of The Participant While A Loan Is Outstanding

If a death benefit claim is submitted for an Individual Account with an outstanding loan, the Individual Account value, including the amount of the loan account, is reduced by the amount of the outstanding loan balance before the death benefit amount is determined.

Loan Default: If we do not receive a loan payment when due, the defaulted payment is treated as follows:

     (1) If the amount of the vested Individual Account value available for distribution is sufficient to repay (a) the defaulted payment, plus (b) any applicable Fixed Plus Account default charge, and (c) any Withdrawal Charge due on the defaulted loan and that amount (the total of a, b, and c,) is deducted from the vested Individual Account value. The amount of the defaulted payment is reported to the Internal Revenue Service as a distribution.

     (2) If the amount of the vested Individual Account value available for distribution is not sufficient to repay (a) the loan balance, plus (b) any applicable Fixed Plus Account default charge, and (c) any Withdrawal, until such time that the amount due can be distributed, the loan account continues to earn interest, and interest is charged on the defaulted payment. At that time, the amount due is withdrawn from the vested Individual Account value. The amount of the defaulted payment is reported to the Internal Revenue Service as a distribution.


This endorsement is effective and made part of the Contract, and the Certificate if applicable, when accepted on the effective date of the Contract or Certificate.


                               President
                               Aetna Life Insurance and Annuity Company


E-MMCDALOAN(99)